UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File # 000-51046

(Check One)       [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
[ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Fiscal Year Ended
September 30, 2008

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SARS CORPORATION
(Exact name of registrant as specified in its charter)

601 108th Ave NE Suite 1908
Bellevue, WA 98004
 (Address of principal executive offices)(Zip Code)

866-276-7277
 (Registrant's telephone no., including area code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Due to the Registrant’s recent termination of that certain asset purchase agreement with Andronics, Ltd. as disclosed in the Registrant’s Current Report on Form 8-K filed October 7, 2008 the Registrant has been unable to accumulate all pertinent information necessary to complete the preparation of its financial statements to be included in its annual report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

David M. Otto, The Otto Law Group, PLLC; (206) 262-9545

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended September 30, 2007, the Registrant reported revenues of $1,049,000, loss from operations of $5,633,000 and a net loss of $6,335,000 or $0.27 per share.
During the nine months ended June 30, 2008, the Registrant reported revenues of $801,000, loss from operations of $10,544,000, which included a provision for impairment of intangible assets of $2,818,000, and a net loss of $10,606,000 or $0.29 per share.  In connection with accounting for the termination of the asset purchase agreement there may be charges to operations recorded during the year ended September 30, 2008

SARS CORPORATION
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 30, 2008                                    By:   /s/ Chris Wain
                                                                                Name: Chris Wain
Its: Chief Executive Officer